Exhibit 8

List of Significant Subsidiaries

Below is a list of all of Ainsworth Lumber Co. Ltd.’s “significant subsidiaries”, as defined in rule 1-02(w) of Regulation S-X, as of the end of the year covered by this report.

1.	Steen River Forest Products Ltd., wholly owned. Incorporated under the laws of Alberta, Canada